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May 26, 2015	NR 15-2

Alianza sells Pucarana to Buenaventura

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”), announces the sale of the Pucarana gold property in Peru in return for a 3% NSR. The Pucarana property is owned by Pucarana S.A.C. which is held as to 36% by Alianza, 60% by Alamos Gold Inc., and 4% by Gallant Minerals Ltd.

Pucarana S.A.C. has signed the final agreement with Compañía de Minas Buenaventura S.A.A. (“Buenaventura”; NYSE:BVN) on May 22, 2015.

Under the agreement, the Pucarana joint venture grants Buenaventura the right to explore and develop the Pucarana gold property which is adjacent to Buenaventura’s operating Orcopampo (Chipmo) Gold Mine in the department of Arequipa, Peru. In return, Buenaventura grants a 3% NSR royalty to the joint venture which is then divided amongst the partners Alamos Gold Inc. (60%), Alianza (36%) and Gallant Minerals Ltd. (4%). Buenaventura also agreed to pay certain past property holding costs and will be responsible for all of the property costs going forward.

Alianza now holds a net 1.08% NSR and and is entitled to receive 1.08% of the revenues from any gold production from the Pucarana mineral claims, net of smelter costs. Mr. Jason Weber, President and CEO of Alianza commented, “Buenaventura is the natural choice for Pucarana. Mine infrastructure related to the operations at Chipmo is located within one kilometre of the property and it is our hope that Buenaventura will be able to demonstrate the extension of their orebodies onto the Pucarana ground.”

About Alianza Minerals Ltd. (TSX-V: ANZ)

Alianza increases the chances of success in mineral exploration by using the “Prospect Generator” business model, focussing on gold and copper exploration in Latin America and Nevada. Alianza (formerly Tarsis Resources Ltd.) was recently created after Tarsis acquired Estrella Gold Corporation, completed a 10 for 1 share consolidation and a $750,000 financing to form a Prospect Generator focussed on Peru, Nevada and Mexico with additional projects in Yukon Territory, Canada.

The Company has 13.8 million shares issued and outstanding, and is listed on the TSX Venture Exchange (TSX-V: ANZ). Mr. Jason Weber, BSc, P.Geo., Alianza’s President and CEO is a Qualified Person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, and has reviewed and verified the technical information contained in this news release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 687-3520

Fax: (888) 889-4874

To learn more visit:

www.alianzaminerals.com

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.